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RB ASSET, INC.
645 Fifth Avenue
Eighth Floor
New York, New York 10022

Company Contact:

Nelson Stephenson
RB Asset, Inc.
Tel: 212/848-0206

FOR IMMEDIATE RELEASE


                          RB ASSET, INC. ANNOUNCES
                         COMPLETION OF ITS EXCHANGE
                      OFFER FOR ANY AND ALL OUTSTANDING
                 SHARES OF ITS 15% NON-CUMULATIVE PERPETUAL
                          PREFERRED STOCK, SERIES A


NEW YORK, New York, December 28, 1998 - RB Asset, Inc. (successor to River Bank America) announced today that it has completed its offer to exchange (the "Exchange Offer") $25.94 principal amount of its newly-authorized Increasing Rate Junior Subordinated Notes due 2006 (the "Subordinated Notes") for each outstanding share of its 15% Non-Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock").

The Company said that, based on a preliminary count, 415,273 shares of the Series A Preferred Stock (representing 29.7% of the 1,400,000 outstanding shares of Series A Preferred Stock) were properly tendered and accepted by the Company for exchange in accordance with the terms and conditions of the Exchange Offer. The Exchange Offer expired at 5:00 p.m. on Thursday, December 24, 1998.

The Subordinated Notes provide for semi-annual accrual of interest at rates increasing from an initial 8% per annum rate. Payment of interest through January 15, 2002 is expected to be made by the issuance of additional Subordinated Notes. Thereafter, interest will be paid in cash. Principal of the Subordinated Notes will be repaid in mandatory semi-annual installments commencing after the first three years with increasing redemption premiums on installments paid after four years.


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